   UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For March 19, 2018

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Updated Wafi-Golpu Feasibility Study

Monday, 19 March 2018, Harmony Gold Mining Company Limited (Harmony) has today released an updated Wafi-Golpu Feasibility Study prepared by the Wafi-Golpu Joint Venture (WGJV) project team.

This Study incorporates the findings from the earlier Pre-Feasibility and Feasibility Studies announced in February 2016, interpretation of the additional orebody data derived from further drilling and geotechnical studies, together with further work undertaken on mine design, hydrology, tailings and port and power options. The updated Study draws on extensive data collection undertaken since 2016, providing a deeper understanding of the project’s geotechnical, oceanographic, environmental and social parameters.

Summary of Study findings (100% terms)1

● Lowest decile C1 cost copper production of US$0.26/lb (or minus US$2,128/oz AISC in gold production terms)
● Initial capital expenditure to commercial production of approximately US$2.8bn
● Life of Mine capital expenditure of approximately US$5.4bn
● NPV of approximately US$2.6bn and IRR in real terms of approximately 18.2%2
● Life of Mine (LoM) of ~28 years3
● First ore milled estimated to be ~4.75 years from grant of Special Mining Lease (SML)

Summary of key changes from 2016 Preliminary Study findings4

● Proposed starter block cave is larger (16mpta) and deeper; three block caves in total
● Proposed processing plant to include onsite self-generation of bulk power and associated fuel handling
● Deep Sea Tailings Placement (DSTP) identified as the preferred method of tailings management
● Life of Mine capital expenditure ~US$1bn lower
● Port location confirmed and Memorandum of Agreement concluded with PNG Ports

Next steps

● Submission of amended supporting documentation for SML on 20 March 2018
● Targeting submission of Environmental Impact Statement (EIS) by end of June 2018
● Finalisation and approval of the Study by Harmony and Newcrest Mining Limited (Newcrest) boards to be post granting of SML
Peter Steenkamp, chief executive officer said “Harmony owns 50% of this tier 1 copper-gold asset. Project economics set out in the Updated Study demonstrates significant free cash flow generation. Once in production, the asset has the potential of being one of the lowest decile cost copper-gold producers. Current copper market trends highlight the potential for increased copper prices, further enhancing the economic fundamentals of the project.”

Peter added: “We look forward to working with the government of Papua New Guinea during the permitting process, which is a critical step in advancing this important project in the best interests of our shareholders and the people of Papua New Guinea”.

Summary of Findings from Updated Feasibility Study (100% terms)1

Area	Measure	Unit	2016 Pre -Feasibility Study5	2018 Feasibility Study
Production	Maximum Ore throughput	Mtpa	14	17
	Life of Mine (LOM)3	Years	35	28
	Ore mined	Mt	379	376
	Average copper grade	%	1.26	1.27
	Average gold grade	g/t	0.91	0.90
	Copper produced LOM	Kt	4,547	4,520
	Gold produced LOM	Koz	7,058	7,445
	Average annual copper production	Kt	130	161
	Average annual gold production	Koz	202	266
	Gold recoveries	%	64	68
	Copper recoveries	%	95	95
Capital	Project capital6	US$m (real)	2,656	2,825
	Sustaining capital7	US$m (real)	3,725	2,557
	Total life of project capital8	US$m (real)	6,381	5,382
Operating	Total operating cost9 (real)	US$/t	23.95	17.33
	Cash cost10 (C1) (copper-basis)	US$/lb Cu	0.60	0.26
	Total production costs (copper-basis)	US$/lb Cu	1.23	0.81
	All-In Sustaining Cost (gold-basis)	US$/oz sold	(1,685)	(2,128)
Economic assumptions	Gold price	US$/oz	1,200	1,200
	Copper price	US$/lb	3.00	3.00
	AUD/USD exchange rates	(real)	0.80	0.75
	PGK/USD exchange rate	(real)	2.85	3.10
	Discount Factor	% (real)	8.5	8.5
Financials	Net Present Value (NPV)	US$m	1,954	2,604
	Internal Rate of Return (IRR)2	% (real)	17.5	18.2
	Maximum cumulative negative free cashflow11	US$m (real)	1,763	2,823
	Payback period	Years	10	9.5
	Free cash flow generation	US$m (real) LOM	12,726	13,157
Production and Cashflow profile1

Figure 1 below shows the ore production profile from the three block caves (BC) - BC44, BC42 and BC40 - together with the associated gold and copper production profiles.

The periods of lower ore production around 13 and 19 years post SML grant relate to the transition between caves as production from the higher cave ceases and the next (lower) cave starts in higher grade ore. Further orebody drilling, data analysis and detailed design will target opportunities to minimise the production variation due to cave development interactions.

Ore Mined & Metal Recovered
25
20
15
10
5
-
Ore Milled (Mt)
2,500
2,000
1,500
1,000
500
-
Metal Recovered Cu (kt) & Au (koz)
1
3
5
7
9
11
13
15
17
19
21
23
25
27
29
31
33
35
37
39
Years from SML Grant
Development Ore
BC44 Ore
BC42 Ore
BC40 Ore
Cu metal recovered
Au metal recovered
Au Eqv Production

Figure 1: Proposed ore and metal production

Annual unleveraged cash flows (i.e. cash flows after deducting for capital costs, operating costs, taxes and royalties, but before any withholding tax on interest or dividends) are presented in Figure 2. The maximum cumulative negative free cash flow is estimated to be reached in the second year of mill start-up (approximately six years after the SML grant), after which the mine is projected to consistently produce positive free cashflow until closure.

The project is projected to generate free cashflow averaging around US$0.9bn per annum in the first ten years post commercial production (including being over US$1bn in five of these years) in line with the grade (and recovery) profile of the ore milled. Periods of lower annual free cash flow reflect lower grade (and recovery) of the ore milled (generally towards the end of production from the first two caves), together with the capital expenditure required to develop additional block cave extraction levels.

Relative to the prior studies, maximum negative cash flow11 has increased by approximately US$1bn. This is predominantly due to the adoption of DSTP (which has higher upfront capital expenditure but lower life of mine capital expenditure), construction costs associated with the on-site power plant, a deeper (and larger) initial block cave and the larger processing plant. However, over the life of the mine the total capital expenditure has decreased compared with the previous study by approximately US$1bn, primarily related to the lower ongoing costs of DSTP.

Year post grant of SML and board approval	Basis	1	2	3	4	5	6
Undiscounted free cashflow (US$m)	50%	(67)	(187)	(233)	(502)	(383)	(41)
	100%	(133)	(374)	(465)	(1,003)	(766)	(82)

Figure 2: Projected free cash flow profile

Metal price sensitivity analysis1

The estimated IRR of the project will vary accordingly to the copper and gold prices realised. The table below shows how the estimated Base Case 18.2% project IRR varies using different price assumptions:

Scenario	US$/lb Cu	US$/oz Au	IRR %
Base Case	3.00	1,200	18.2
Low Price scenario	2.50	1,000	15.1
High Price scenario	3.50	1,300	20.5

Mine development1

Based on the geotechnical analysis of the data received from the 2016 Geotechnical Drilling Program, the updated Feasibility Study proposes utilisation of the following exploration, design, development and mining approach:
●
Initial underground access via the Nambonga Decline, offering the following advantages:
o
Earlier and quicker access to underground drill platforms in support of an extensive underground drilling program (geology, geotechnical, hydrogeological, metallurgical)
o
Affords access to an underground work front in support of developing the twin Watut Declines from both surface and from underground
o
De-risks Project Execution and the critical path to achieving first production
o
Has future use as a second means of egress, and replaces a blind-sunk intake ventilation shaft
●
Primary underground access via the Watut Portal and the twin Watut Declines to the underground block cave mine. The Watut Declines also form part of the primary ventilation circuit and materials handling system conveying ore to the Watut Process Plant
●
A ‘Cave Engineering Level’ established above the Reid Fault at 4,870 metres reduced level (mRL)12 for data gathering, further refinement of the rock mass, monitoring of the cave and potentially for dewatering
●
Ore extracted via three block caves producing ore at 17Mtpa (design capacity)

Nambonga decline
Exhaust shaft system
Portal
Conveyor decline
Cave Engineering level
Dirty water dams
Access decline
Gyratory crusher
Workshop
BC44
Access decline
Typical transfer station
BC42
Conveyor decline
BC40
Dirty water dams

Figure 3: Proposed mine design

Due to the improved understanding of the rock mass gained from the 2016 drilling program, significant effort has been applied to the extraction level layouts to improve safety and long term production integrity. The main design improvements have been:
●
Applied learnings from Cadia East to improve safety of design
●
Production footprints maximised for capital efficiency
●
Placement of crusher chambers in barren porphyry
●
Improved extraction level design enhancing cave stress management
Further drill data is required for final cave design and positioning. This drilling will be conducted from the cave engineering level underground, accessed via the Nambonga Decline.

It is proposed that the first block cave, BC44, be situated at 4,400 mRL. This deeper block cave with a larger footprint, compared to prior studies, results in a net increase in mining capital expenditure of approximately US$70m. The second block cave, BC42, will be situated at 4,200 mRL. These block caves are expected to be mined for 7 and 9 years respectively during the first 14 years of the mine life. The third block cave, BC40, proposed to be situated at 4,000 mRL, is expected to be mined for 16 years leading to a total mine life of 28 years from first production of the processing plant (excluding construction and closure phases). The ore body remains open at depth and ultimate life of mine is still to be determined.

During caving operations, ore from the block cave drawpoints is planned to be delivered by autonomous load-haul-dump vehicles to underground crushers. The proposed Material Handling System (MHS) includes two crushers on each level, from which the crushed ore is to be conveyed to the surface via dedicated transfer conveyors. The ore conveyor emerging at the portal terrace on the surface will continue overland to deliver crushed ore to a coarse ore stockpile adjacent to the Watut Process Plant. The MHS is designed to manage 17Mtpa.

Due to high surface ambient temperatures and humidity, and the depth of the mine, considerable ventilation and cooling capacity is expected to be installed to ensure the health and safety of mine workers. Bulk air cooling facilities have been designed for both the Watut portal and in underground chambers to ensure that the air is cooled close to work areas for health and safety as well as for efficiency and effectiveness.

The mine dewatering designs include the dewatering from the block caves to surface using a cascade pumping system. Emergency dewatering in the case of extreme rainfall entering the cave through the subsidence zone is also catered for. The extraction level is sloped away from the crusher chambers to provide emergency surge storage capacity. In addition, all pump stations and electrical equipment associated with dewatering are installed above the flood line, to ensure mine dewatering can still be achieved during and after a flood event.

Processing plant1

The proposed Watut Process Plant is a compact copper concentrator that is progressively built (in line with the profile of the mine ramp up) to be capable of safely and efficiently processing 17Mtpa of crushed ore to produce a high-grade copper concentrate.

The facility comprises a semi-autogenous grinding mill, two ball mills and a recycle crushing configuration, flotation, thickening, concentrate pumping and tailings pumping systems. The facility is designed to recover copper and gold on average over Life of Mine at 94% and 68% respectively. Concentrate grade average over the Life of Mine is assessed to be 29% copper and 15g/t gold.

The Watut Process Plant is designed to treat approximately 8.4Mtpa of ore for the first three years of operation. The slow mine production ramp-up will necessitate intermittent operation, particularly during the first two years of mine life. The inclusion of an additional ball mill and additional flotation cells in the fourth year is designed to enable the Watut Process Plant to ramp up to approximately 17Mtpa. The proposed installation of the Golpu pyrite flotation and regrind circuit the following year facilitates the processing of ore containing a higher metasediment content from year five onwards.

Figure 4: Proposed Watut Process Plant

Tailings management

Three types of tailings management options have been considered during the various studies undertaken since 2012, those being various terrestrial tailings storage facilities, dry-stacking and DSTP.

The study of 45 sites for terrestrial tailings storage options for the Wafi-Golpu Project has highlighted the following:
●
The required storage volumes would result in a large disturbance footprint over an area which can have high traditional heritage and economic value, high biodiversity, and/or displacement of communities and their livelihoods
●
The project area has high seismicity and complex geology, including active faulting, which could at some sites result in liquefiable soils. Complex design would be required to partly mitigate such factors, and that would carry high risk and high cost in both construction and ongoing operation
●
The project area has high rainfall and large water catchment, which would require significant and costly water management treatment solutions. Any structure would contain very large amounts of water with commensurate risks
●
Due to terrain and geotechnical complexity, multiple storage sites and types of tailings management would be required for a life of mine solution
●
The mining operation would be exposed to complex tailings operations, closure and rehabilitation risk and the residual risks for terrestrial tailing storage facilities would remain high in perpetuity
The assessment on dry-stacking concluded that the risks of dry-stacking are essentially the same as a conventional terrestrial tailings storage facility.

DTSP studies have been conducted as part of the 2017-18 work program. Oceanographic and environmental studies in the Western Huon Gulf to date have confirmed that area to be a highly suitable environment for DSTP. It hosts a deep canyon leading to a very deep oceanic basin with no evidence of upwelling of deeper waters to the surface. The tailings are expected to mix and co-deposit with a significant, naturally occurring loading of riverine sediments from the Markham, Busu and other rivers that also are conveyed via the Markham Canyon to the deep sea. Around 60mtpa of sediment has been estimated. The pelagic, deep-slope and sea floor receiving environment has a very low biodiversity as a result of the riverine sediment transport, deposition and regular mass movements (underwater landslides). These same riverine sediments are expected to also bury the co-deposited tailings at closure and promote benthic recovery to pre-mine conditions.

Oceanographic studies have confirmed that a 200m deep outfall for the tailings disposal will meet the draft Papua New Guinea (PNG) Guidelines for Deep Sea Tailings Placement, prepared by the Scottish Association for Marine Sciences on behalf of the State of Papua New Guinea.

In the light of the factors considered in relation to terrestrial tailings storage, the outcomes from the study of 45 terrestrial sites and the outcomes of the DSTP study work undertaken to date, the updated Feasibility Study identifies the use of DSTP as the preferred tailings management solution.

Papua New Guinea has three existing active DSTP operations (Lihir, Simberi, Ramu Nickel), one permitted (Woodlark) and one closed (Misima).

Associated infrastructure1

To ensure a reliable base load power supply, a modular designed power plant is proposed in the Feasibility Study Update with an installed capacity of 140MW, together with associated fuel supply infrastructure. The facility is proposed to be located proximate to the Watut Process Plant with a 22 day fuel storage capacity on site, with a fuel off-loading and storage facility located in the Port of Lae with 45 day fuel storage and constructed along with an 87km pipeline for delivery of fuel oil from Lae to the power generation facility. The decision to build a power plant has increased project capital by approximately US$170m and reduced operating costs by approximately US$(4.30)/t milled over life of mine.3 Further work will continue on identifying other power solutions which may include hydro, gas, renewable and hybrid.

Two other pipelines are proposed from the mine – a tailings pipeline to a DSTP outfall location at the coast and a concentrate pipeline to the proposed new port facilities at Lae. The proposed new port facilities will be established within the Port of Lae and be designed to handle, store and export the peak production rate of 84,000 wet metric tonnes (wmt) of copper concentrate per month. A conventional storage shed will be designed to hold 70,000wmt of copper concentrate. The copper concentrate is filtered at the port via two filter presses and then stored. The design incorporates the loading of two ship holds simultaneously with the entire shipment parcel completed within 48 hours. A Memorandum of Agreement has been signed with PNG Ports Corporation Limited to negotiate the terms of tenure, make the preferred port location available and not encumber that preferred location whilst tenure is being secured as part of the permitting process.

A surface workshop to serve the maintenance requirements of heavy equipment, light vehicles, process plant equipment (mechanical and electrical), general machine shop and warehouse is planned to be built at site.

Permanent accommodation facility for rostered employees, is proposed to house 1,400 people along with a temporary construction camp for 1,000 people.

The mine and processing facilities involve the handling and management of large volumes of water from underground, waste water and rainfall run-off. Optimising water management has included the identification and quantification of the different uses of water, understanding the risks associated with various source and disposal pathways, and managing water efficiently to maximise the economic benefit and minimise the social and environmental impacts associated with the mining and processing of the ore. The plant is designed to re-use recycled water where possible. The water treatment facilities are multistage modules producing water primarily for re-use and excess water for disposal, at quality levels within PNG guidelines, into the Watut River.

A new Northern Access Road is intended to be a 35km long extension from the Highlands Highway to the Mine Site boundary. The road will be flat, relatively straight and designed to facilitate safer driving conditions and reduce travelling time and cost. The road crosses the Markham and Watut rivers which will require the construction of two significant bridges and three further bridges across secondary rivers/creeks.

The cost of the Northern Access Road, bridges and the two new community roads are included in the project capital expenditure. These additional roads will significantly benefit the region and improve social development by providing remote communities with access to markets for their agricultural produce.

Continued engagement with local communities and the PNG Government

Over the past two years the project has continued its proactive consultation and open engagement with local communities, including on the plans for DSTP. Regular updates have been provided to local communities on all aspects of the project. Local community feedback has been very supportive and reflected both the rigour of the scientific studies being undertaken and the ongoing consultative approach. A program of regular community engagement is scheduled for the coming year, including a Development Forum which is mandated under the PNG Government permitting process.

The project will continue to help local communities throughout the project area benefit from the social and economic opportunities flowing from project activities. Community development programs have a strong focus on unlocking Morobe’s agribusiness potential, working with 1000 cocoa-growing families towards cultivating 2000 hectares of cocoa by 2020. Since 2010, the Program has also been investing in water and sanitation, health, literacy, and road infrastructure in Morobe Province. Community development flowing from the project will complement and support National Government’s Vision 2050 goals as well as the Morobe Provincial Government’s Kundu Vision 2048; the province’s 30-year strategy for Morobe economic and social development potential.

The PNG Government recognises the potential of the project to make a significant economic and social contribution to the country. Capital expenditure, increased GDP and export earnings, employment, community investment, and infrastructure are among the benefits expected to flow to PNG from the project. The PNG Government has committed to progress the regulatory assessment and approval process for the project as efficiently as possible.

1 These figures are estimates from the updated Feasibility Study (as at 19 March 2018) and as such were prepared with the objective of being subject to an accuracy range of ±15%, with the exception of block cave 40 (due to limited geotechnical data; further work is planned to obtain orebody data to confirm rock strength across the BC40 footprint) and associated infrastructure which was prepared with a prefeasibility accuracy range of ±25%. As timing for finalisation of the SML or a suitable fiscal and stability framework and supporting arrangements is uncertain, valuation outcomes are shown at the time of commencement of earthworks for the access Nambonga decline. Costs are based on December 2017 real estimates. Neither the costs nor real cost escalation impacts prior to commencement of earthworks are included in the valuation outcomes. The figures are subject to all necessary permits, regulatory requirements and Board approval and further works as described below. Ore Reserves information can be found on page 9, based on Harmony’s 50% interest in the project. The production target utilises 98% of the full project’s probable Ore Reserves contained metal. The production target underpinning the forecast financial information is contained in the graphs on page 3
2 Project IRR is after all taxes but before any withholding taxes on dividends or interest
3 From first production of the processing plant (excluding construction and closure phases)
4 Changes to 2016 Feasibility study update. Refer to market release 15 February 2016 entitled “Golpu feasibility study confirms robust investment case” for further information
5 2016 Pre-feasibility Study estimates are based on December 2015 real estimates
6 Project capital up to commercial production (including US$200m of capitalised net revenue)
7 Sustaining capital is all capital incurred post the start of commercial production and includes both sustaining and expansionary capital
8 Including US$200m of capitalised net revenue
9 Total operating costs include mining costs, processing costs, infrastructure costs and general and administrative costs.
10 Cash costs are total operating costs plus realisation costs, less gold by-product revenue, divided by total copper production.
11 Maximum cumulative negative free cashflow comprises undiscounted free cash flow from commencement of construction until first year of positive free cashflow
12 As measured from sea level being (5000mRL)

Golpu Ore Reserve

The Feasibility Study Update Ore Reserve is estimated to contain 5.5 million ounces of gold and 2.5 million tonnes of copper (Harmony’s 50% interest). This estimate is materially in line with previous estimates and reflects updated long term cost and metal price assumptions and optimised designs in the Golpu Feasibility Study Update (Refer Golpu Ore Reserve Table below).

BC44 and BC42, which are at a feasibility level of accuracy, account for 49% of gold reserves and 52% of copper reserves. BC40, which is at a pre-feasibility level of accuracy, accounts for 51% of gold reserves and 48% of copper reserves.

Golpu Ore Reserve13

	Tonnes(Mt)	Gold Grade(g/t Au)	Copper Grade(% Cu)	Insitu Gold(Moz)	Insitu Copper(Mt)
Probable Ore Reserve	200	0.86	1.2	5.5	2.5

The Mineral Resources for the Wafi-Golpu Project remain unchanged14. Mineral Resources are reported inclusive of Ore Reserves.

About the Wafi-Golpu Project

Harmony and Newcrest each currently own 50% of Wafi-Golpu through the WGJV.

The State of PNG retains the right to purchase, at a pro rata share of accumulated exploration expenditure, up to 30% equity interest in any mineral discovery at Wafi-Golpu, at any time before the commencement of mining. If the State of PNG chooses to take-up its full 30% interest, the interest of each of Newcrest and Harmony will become 35%.

The Golpu deposit is located approximately 65km south-west of Lae in the Morobe Province of PNG which is the second largest city in PNG and will host the Wafi-Golpu export facilities. The proposed mine site sits at an elevation of approximately 200 metres above sea level in moderately hilly terrain and is located near the Watut River approximately 30km upstream from the confluence of the Watut and Markham rivers.

For further information please contact

Lauren Fourie +27 (0)71 607 1498 lauren.fourie@harmony.co.za	Marian van der Walt +27 (0)82 888 1242 Marian@harmony.co.za
This information is available on our website at www.harmony.co.za

13 Data is reported to two significant figures to reflect appropriate precision in the estimate and this may cause some apparent discrepancies in totals. The Ore Reserve shown represents Harmony’s 50% interest
14 See Harmony’s Mineral Resources and Ore Reserves as at 30 June 2017 which is available at http://www.har.co.za/17/download/HAR-RR17.pdf

Forward Looking Statements

This report contains forward-looking statements within the meaning of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These include all statements other than statements of historical fact, including, without limitation, any statements preceded by, followed by, or that include the words “targets”, “believes”, “expects”, “aims”, “intends”, “will”, “may”, “anticipates”, “would”, “should”, “could”, “estimates”, “forecast”, “predict”, “continue” or similar expressions or the negative thereof.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, wherever they may occur in this report and the exhibits to this report, are essentially estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this presentation. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere, estimates of future earnings, and the sensitivity of earnings to the gold and other metals prices, estimates of future gold and other metals production and sales, estimates of future cash costs, estimates of future cash flows, and the sensitivity of cash flows to the gold and other metals prices, statements regarding future debt repayments, estimates of future capital expenditures, the success of our business strategy, development activities and other initiatives, estimates of reserves statements regarding future exploration results and the replacement of reserves, the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, fluctuations in the market price of gold, the occurrence of hazards associated with underground and surface gold mining, the occurrence of labor disruptions, power cost increases as well as power stoppages, fluctuations and usage constraints, supply chain shortages and increases in the prices of production imports, availability, terms and deployment of capital, changes in government regulation, particularly mining rights and environmental regulation, fluctuations in exchange rates, the adequacy of the Group’s insurance coverage and socio-economic or political instability in South Africa and Papua New Guinea and other countries in which we operate.

For a more detailed discussion of such risks and other factors (such as availability of credit or other sources of financing), see the Company’s latest Integrated Annual Report and Form 20-F which is on file with the Securities and Exchange Commission, as well as the Company’s other Securities and Exchange Commission filings. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events, except as required by law.

Competent Person’s Statement

The information in this report that relates to Golpu Ore Reserves is based on information compiled by the Competent Person, Mr Pasqualino Manca, who is a member of The Australasian Institute of Mining and Metallurgy. Mr Pasqualino Manca, is a full-time employee of Newcrest Mining Limited or its relevant subsidiaries, Mr Pasqualino Manca has sufficient experience which is relevant to the styles of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the JORC Code 2012 and SAMREC 2016 (materially the same as the JORC code). Mr Pasqualino Manca consents to the inclusion of material of the matters based on his information in the form and context in which it appears.

Mr Gregory Job, BSc, MSc, who has 29 years’ relevant experience and a member of the Australian Institute of Mining and Metallurgy (AusIMM), is Harmony’s competent person for Papua New Guinea.

Mr Jaco Boshoff, BSc (Hons), MSc, MBA, Pr. Sci. Nat, MSAIMM, MGSSA is Harmony’s lead competent person. Mr Boshoff who has 22 years’ relevant experience, is registered with the South African Council for Natural Scientific Professions (SACNASP) and is a member of the South African Institute of Mining and Metallurgy (SAIMM) and
a member of the Geological Society of South Africa (GSSA).

Ends.

19 March 2018

Corporate office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

Listing codes:
JSE:
HAR
NYSE:
HMY

ISIN no:
ZAE000015228

Registration no: 1950/038232/06

JSE Sponsor: J.P. Morgan Equities South Africa Propriety Limited

Harmony Gold Mining Company Limited (Harmony), a world-class gold mining and exploration company, has operations and assets in South Africa and Papua New Guinea (PNG). Harmony, which has more than 60 years’ experience in the industry, is the third largest gold producer in South Africa. Our assets include one open pit mine and several exploration tenements in PNG, as well as 10 underground mines and 1 open pit operation and several surface sources in South Africa. In addition, we own 50% of the significant Golpu project in a joint venture in PNG.

The company’s primary stock exchange listing is on the JSE with a secondary listing on the New York Stock Exchange. The bulk of our shareholders are in South Africa and the United States. Additional information on the company is available on the corporate website, www.harmony.co.za.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: March 19, 2018	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director